November 8, 2006

Via Facsimile ((404) 962-6742) and U.S. Mail

Thomas O. Powell, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E, Suite 5200
Atlanta, GA  30308

Re:	Georgia Trust Bancshares, Inc.
    Schedule 13E-3
    File No. 005-82133
    Filed October 24, 2006

Dear Mr. Powell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under Georgia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Item 3.  Identity and Background of Filing Person
2. Please tell us why you need to qualify your disclosure in subsection (c) "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Proxy Statement

Background of the Reclassification, page 11
3. Please explain the acronym "CRA" used in connection with a committee of your board.
4. You disclose that your board initially began to evaluate repurchasing shares from security holders in the spring of 2005. Describe what consideration, if any, the board gave to the fact that you conducted a capital-raising offering in 2005 and that the current transaction provides security holders with no cash consideration.

Reasons for the Reclassification, page 13
5. We note that as part of your initial public offering you did not obtain a listing or create a trading market for your securities. Since part of the reason you did not receive the expected benefits of being a reporting company (i.e., an active trading market and the ability to use stock to raise capital or make acquisitions) is due mainly to your actions or lack thereof, please clarify the reasons for this transaction.
6. Revise your disclosure to address the fact that the reasons given for the going private transaction appear to have existed at the time the company planned and completed its initial public offering. Explain how the board of directors determined to proceed with its initial public offering in light of these reasons and how the same board of directors, less than 24 months after completion of the offering, reached a different conclusion regarding its status as a reporting company.

Recommendation of the Board of Directors; Fairness of the Reclassification, page 17

Substantive Fairness - Shareholders Receiving Series A Preferred
Stock, page 19
7. Given that (i) you have not paid dividends in the past, (ii) you state that there is no guarantee you will pay them in the future, and
(iii) the dividends payable to preferred security holders will not accumulate to future periods, revise your disclosure to explain why you view the grant of a dividend preference to constitute a positive factor for security holders receiving shares of preferred stock in the reclassification.
8. Please explain in your disclosure whether the board considered that the positive factors you cite in support of the fairness determination (liquidation and dividends preference, and voting and conversion rights in the event of a change of control transaction) are unlikely to have any effect in the near future.

Procedural Fairness, page 21
9. It is unclear how the board determined that requiring the transaction to be approved by a majority of the unaffiliated security holders "would usurp the power of the shareholders to consider and approve the Reclassification in accordance with Georgia law." The meaning of this disclosure is unclear. As it appears that affiliated security holders do not own a majority of the shares, and so the approval of some of the unaffiliated security holders would be required to approve a transaction by a simple majority, it is unclear how you reached this conclusion. Revise or advise. Also clarify how the fact that the reclassification does not take into account a shareholder`s affiliate status support the idea that this provision is unnecessary.
10. In the second paragraph you disclose that your smaller security holders who prefer to remain holders of common stock may elect to do so by acquiring sufficient shares so that they hold at least 1,000 shares of common stock prior to the reclassification transaction. In view of the disclosure that your common stock trades infrequently, revise to explain why the board believes that is a viable positive factor supporting the procedural fairness of the transaction as described. Provide similar clarification elsewhere where you discuss the ability of security holders to buy or sell shares to control how they will be treated in the transaction.
11. Clarify how the board made a determination of procedural fairness even though no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained. We note that the board, which consists solely of affiliated security holders who will retain their common stock in this transaction, structured the transaction and set the threshold for converting shares of common stock into preferred stock.

U.S. Federal Income Tax Consequences of the Reclassification, page
23
12. Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Information about Georgia Trust Bancshares - Related Party
Transactions, page 34
13. We note your disclosure that you enter into transactions with your directors and officers on substantially the same terms as in comparable transactions with unaffiliated parties. Please confirm that this disclosure is compliant with Item 1005(a) of Regulation M-A and that there are no transactions in excess of the limits described in that Item that should be disclosed.

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions



Thomas O. Powell, Esq.
Troutman Sanders LLP
November 8, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE